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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Rule 13d-102

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 5 )(1)

JO-ANN STORES, INC.
(Name of Issuer)
COMMON SHARES, WITHOUT PAR VALUE
(Title of Class of Securities)
47758P307
(CUSIP Number)
Betty Rosskamm
Jo-Ann Stores, Inc., 5555 Darrow Road, Hudson, Ohio 44236, (330) 656-2600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 27, 2006
(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

     (1)  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No.	47758P307	Page	2	of	5

1	NAMES OF REPORTING PERSONS: BETTY ROSSKAMM

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES OF AMERICA

	7	SOLE VOTING POWER:

NUMBER OF		341,903

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		766,911

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		341,903

WITH	10	SHARED DISPOSITIVE POWER:

		766,911

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,108,814

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

SCHEDULE 13D/A
Item 1.     Security and Issuer.
(a)	Common Shares, without par value
(b)	Jo-Ann Stores, Inc. (hereafter “Jo-Ann”) 5555 Darrow Road Hudson, Ohio 44236
Item 2.     Identity and Background
(a)	Betty Rosskamm

(b)	5555 Darrow Road Hudson, Ohio 44236

(c)	Mrs. Rosskamm is a private investor.

(d)	No

(e)	No

(f)	United States of America
Item 3.     Source and Amount of Funds or Other Consideration
Not Applicable
Item 4.     Purpose of Transaction
The change in Mrs. Rosskamm’s beneficial ownership that is reported on this Schedule 13D/A is due to the sale of Common Shares both directly and indirectly through her interest in Rosskamm Family Partners, L.P., Rosskamm Family Partners, L.P. II and The Rosskamm Family Partnership. Such dispositions were for investment purposes and Mrs. Rosskamm may directly or indirectly acquire additional shares, or dispose of some or all of her Common Shares, from time to time, depending upon price and market conditions, evaluation of alternative investments and other factors. Mrs. Rosskamm does not have any present plan or proposal which relates to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5.     Interest in Securities of the Issuer
(a)	Mrs. Rosskamm beneficially owns 1,108,814 shares, representing approximately 4.7% of Jo-Ann’s issued and outstanding shares as of November 27, 2006. The number of shares beneficially owned by Mrs. Rosskamm includes 335,578 shares held directly by Mrs. Rosskamm, and 6,325 shares held through funds under the Jo-Ann Stores, Inc. Savings Plan 401(k) (the “Savings Plan”). The number of shares beneficially owned by Mrs. Rosskamm also includes 639,328 shares held by Rosskamm Family Partners, L.P. and 127,583 shares held by Rosskamm Family Partners, L.P. II, of which Mrs. Rosskamm is a general partner.
(b)	Mrs. Rosskamm has sole power to vote or direct the vote with respect to 341,903 shares. Mrs. Rosskamm has shared power to vote or direct the vote with respect to 766,911 shares. Mrs. Rosskamm has sole power to dispose of or to direct the disposition of 341,903 shares. Mrs. Rosskamm has shared power to dispose of or direct the disposition of 766,911 shares.

Mrs. Rosskamm shares voting and dispositive power with respect to 766,911 shares with Mr. Alan Rosskamm. Mr. Alan Rosskamm is a general partner in Rosskamm Family Partners, L.P. and Rosskamm Family Partners, L.P. II, and a Director of Jo-Ann. Mr. Alan Rosskamm’s business address is 2000 Auburn Drive, Suite 200, Beachwood, Ohio 44122. Mr. Alan Rosskamm has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Alan Rosskamm is a citizen of the United States of America.
Mrs. Rosskamm shares voting and dispositive power with respect to 766,911 shares with Mrs. Jacqueline Rothstein. Mrs. Jacqueline Rothstein is a general partner in Rosskamm Family Partners, L.P. and Rosskamm Family Partners, L.P. II. Mrs. Rothstein’s business address is c/o Mr. Alan Rosskamm, 2000 Auburn Drive, Suite 200, Beachwood, Ohio 44122. Mrs. Jacqueline Rothstein has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Jacqueline Rothstein is a citizen of the United States of America.
(c)	During the past 60 days, Mrs. Rosskamm has sold 168,628 Common Shares, both directly and through her ownership in Rosskamm Family Partners, L.P. and The Rosskamm Family Partnership and her security interest in Common Shares held by the Rosskamm Grandchildren’s Trust. The Common Shares were sold in the public market at the market value at the time of sale.
(d)	Not Applicable
(e)	Mrs. Rosskamm ceased to be the beneficial owner of more than five percent of Jo-Ann’s Common Shares on November 27, 2006.
Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Mrs. Rosskamm, Mrs. Alma Zimmerman (a member of one of Jo-Ann’s original founding families who is now deceased) and Jo-Ann have entered into an agreement, dated October 30, 2003, relating to their Common Shares. Under this agreement, Mrs. Rosskamm and her lineal descendants and permitted holders, and Mrs. Zimmerman’s lineal descendants and permitted holders, may each sell up to 400,000 Common Shares in any calendar year and may not sell more than 200,000 of those shares in any 180-day period. If either Mrs. Rosskamm or Mrs. Zimmerman’s lineal descendants and permitted holders plan to sell a number of their Common Shares in excess of the number permitted under the agreement, they must first offer to sell those shares to the other family party to the agreement, and then with the other family’s permission, to Jo-Ann.
Item 7.     Material to Be Filed as Exhibits
A copy of the agreement referenced in Item 6 above has been filed as Exhibit 10.10 to Jo-Ann’s Form 10-K for the fiscal year ended January 31, 2004 and filed with the Securities and Exchange Commission on April 15, 2004.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 15, 2006	/s/ Betty Rosskamm

Betty Rosskamm

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